EXHIBIT 12.1

	Nine Months
	Ended December 31,	Fiscal Year Ended March 31,
	2017	2017	2016	2015	2014
Earnings: (1)
Earnings before income taxes	223,237	294,519	219,252	252,927	181,804
Add: Fixed charges	23,143	24,697	18,539	16,631	18,171
Add: Amortization of capitalized interest and FIN 48 Interest	402	536	536	(3,311)	945
Add: Cash distributions from equity method investments	26,500	43,250	37,250	40,375	37,750
Subtract: Income from equity method investments	(33,203)	(42,386)	(39,083)	(44,967)	(37,811)
Total Earnings	240,079	320,616	236,494	261,655	201,091

Fixed Charges: (2)
Interest expense	21,592	22,631	16,583	15,590	17,646
Interest component of rent expense	1,551	2,066	1,959	1,041	525
Total Fixed Charges	23,143	24,697	18,539	16,631	18,171

Ratio of Earnings to Fixed Charges	10.4x	13.0x	12.8x	15.7x	11.1x

(1)		Earnings represent earnings before income taxes and before income from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.
(2)

Fixed charges include: (a) interest expense, whether expensed or capitalized, less interest accrued for uncertain tax positions; and (b) the portion of operating rental expense which management believes is representative of the interest component of rent expense.